Mail Stop 3561

January 17, 2007

Via Fax & U.S. Mail

Mr. Todd Huss
Chief Financial Officer
5455 Spine Road, Suite C
Boulder, Colorado 80301

   Re: **Global Casinos, Inc.**
     Form 10-KSB for the year ended June 30, 2006
     Filed October 10, 2006
     File No. 000-15415

Dear Mr. Huss:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

         Sincerely,

         Linda Cvrkel
         Branch Chief